Exhibit 8.2

Wipfli LLP

2501 West Beltline Highway, Suite 401

Madison, WI 53713

P.O. Box 8700

Madison, WI 53708-8700

608.274.1980

fax 608.274.8085

www.wipfli.com

October 16, 2015

Mr. Jeffrey W. Kleiman, President

New Bancshares, Inc.

223 Ellis Street

Kewaunee, WI  54216

RE:

Opinion Regarding Material Federal Income Tax Consequences of Merger

Dear Mr. Kleiman:

We have acted as tax advisors to New Bancshares, Inc., a Wisconsin corporation (“NEWBI”), in connection with the negotiation and execution of an Agreement and Plan of Merger, dated as of May 5, 2015 (the “Agreement”), by and among Baylake Corp., a Wisconsin corporation (“Baylake”), and NEWBI, pursuant to which NEWBI will merge with and into Baylake with Baylake surviving (the “First Merger”), as more fully described in the registration statement on Form S-4, including a joint proxy statement/prospectus (the “Registration Statement”), being filed by Baylake with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

Baylake has also signed an Agreement and Plan of Merger dated September 8, 2015 with Nicolet Bankshares, Inc. (“Nicolet”) pursuant to which Baylake will merge into Nicolet, with Nicolet as the surviving entity in the merger (the “Second Merger”).  In the Second Merger, each share of Baylake common stock outstanding (including shares issued to former NEWBI shareholders in the First Merger) will be converted into the right to receive 0.4517 shares of Nicolet common stock.  In addition, Baylake is permitted to pay a special dividend of $0.40 per share to its common shareholders (including former NEWBI shareholders who receive Baylake shares in the First Merger) immediately prior to closing of the Second Merger.

You have requested our opinion regarding material federal income tax consequences of the First Merger.  In connection with our opinion, we have reviewed the Agreement, including all exhibits thereto, the Registration Statement, the certificates of the parties to the mergers, and such other documents and records as we deemed necessary or appropriate for purposes of issuing our opinion (collectively, the “Documents”). In our examination of the Documents, we have assumed their completeness and authenticity, and we have further assumed that each of the Documents has been or will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto. We are expressly relying for purposes of our opinion on the facts, information, representations, warranties and covenants contained in the Documents. We are relying upon the accuracy of any representations or statements made that are qualified by the maker’s knowledge or belief as if such representations or

Jeffrey Kleiman, President

New Bancshares, Inc.

statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, that there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively “statements”) through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements have occurred or will occur.

In connection with our opinion, we have assumed that the First Merger will be consummated in accordance with the terms and conditions of the Agreement, including satisfaction of all material covenants and conditions to the obligations of the parties without amendment or waiver thereof (including Section 1.7(h) which will decrease the cash portion and increase the stock portion of consideration if necessary to pass the continuity of interest test).  We have assumed that for this provision the aggregate value of cash and any other non-stock consideration received by the NEWBI shareholders in the First Merger and Second Merger (including for this purpose any special or extraordinary dividends) does not exceed sixty percent (60%) of the total consideration value received by them in the First Merger.  We have also assumed that none of the parties will take any action (other than the Second Merger) after the Merger that would cause the First Merger not to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

While Baylake and NEWBI have structured the First Merger so that it should qualify as a reorganization within the meaning of Section 368(a) of the Code, the timing of the Second Merger creates some uncertainty as to whether the First Merger will qualify as a reorganization due to the absence of explicit legal authority.  The Second Merger could be viewed by the Internal Revenue Service or court as a pre-existing plan or intention by the NEWBI shareholders to dispose of the Baylake common stock received in the First Merger, and the Internal Revenue Service or a court could question whether the requisite continuity of interest for the First Merger is present based on whether the continued holding of Nicolet common stock after the Second Merger is a sufficient continuation of the former NEWBI shareholders’ proprietary interest.  Under Section 1.368-1(e) of the Treasury Regulations, continuity of interest requires that, in substance, a substantial part of the value of the proprietary interests in NEWBI be preserved in the First Merger.  Regulation 1.368-1(e) does clearly provide that a former NEWBI shareholder could sell his or her Baylake stock to unrelated persons after the First Merger without affecting continuity of interest.

… a mere disposition of stock of the issuing corporation received in a potential reorganization to persons not related (as defined in paragraph (e)(4) of this section) to the issuing corporation is disregarded.

Jeffrey Kleiman, President

New Bancshares, Inc.

While the Regulation provides a clear rule in the case of a subsequent sale to an unrelated person, even if pursuant to a binding commitment, the clear rule does not apply when the disposition of stock is either back to the Acquiror (Baylake) or to a successor party (Nicolet).

We are not aware of any Internal Revenue Service rulings or published cases that conclude that the continued holding of Nicolet stock by former NEWBI shareholders after the proposed Second Merger would be treated as satisfying the continuity of interest requirement with respect to the First Merger.  However, while there is no authority directly addressing this point, the judicial principle underlying the continuity of interest requirement should not be violated by the receipt of Nicolet common stock by former NEWBI shareholders upon consummation of the Second Merger.  In a different type of continuity of interest context, Commissioner v. Morris Trust, 367 F.2d 794 (4th Cir. 1966) holds that the continuity of interest requirement for spin-off transactions under Section 355 of the Code is not violated when the distributing corporation is merged into an unrelated acquiring corporation pursuant to a plan existing at the time of the spin-off.  While there is no guarantee that the Internal Revenue Service or a court would apply the Section 355 continuity of interest requirement to all reorganizations under Section 368 of the Code, we believe the rationale behind the Morris Trust holding should be applicable to reorganizations such as the First Merger.  Furthermore, Section 1.368-1(e)(3) of the Treasury Regulations suggests that continuity of interest should be satisfied since the former shareholders of NEWBI will continue to indirectly own a proprietary interest in the NEWBI operations following the proposed Second Merger.

Based on (i) the underlying principle of the continuity of interest requirement, (ii) the analogous guidance provided for continuity of interest for Section 355 purposes, and (iii) the representations of NEWBI and Baylake management that the First Merger and Second Merger have independent significance and the other assumptions set forth above, we conclude the continuity of interest requirement will more likely than not be satisfied with respect to the First Merger, and therefore, that the First Merger will more likely than not qualify as a reorganization within the meaning of Section 368(a) of the Code.  There can be no assurances that the Internal Revenue Service or a court would agree with this conclusion, since, as noted above, it is not based upon published authority.

For the purposes indicated above, and based on and subject to the foregoing, including, without limitation, the qualifications, exceptions and assumptions set forth above and the exceptions, qualifications and limitations set forth below, it is our opinion that for federal income tax purposes, the First Merger will more likely than not constitute a "reorganization" within the meaning of Section 368(a) of the Code and NEWBI and Baylake will each be a "party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Merger resulting in the following federal tax consequences;

Jeffrey Kleiman, President

New Bancshares, Inc.

1.

Provided that the First Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then no gain or loss will be recognized at the corporate level by NEWBI upon the exchange in the Merger of the Per Share Merger Consideration or its Common Stock as provided in the Plan of Merger (Code Sections 361 and 357(a));

2.

Provided that the First Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then no gain or loss will be recognized by the shareholders of NEWBI upon the receipt of shares of Baylake Common Stock pursuant to the Merger in exchange for their shares of NEWBI Common Stock, except that gain (but not loss) will be recognized with respect to the cash portion of the Per Share Merger Consideration (Code Sections 354(a) and 356);

3.

Provided that the First Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then the aggregate tax basis of the shares of Baylake Common Stock received by each NEWBI shareholder in the Merger will be the same as the aggregate tax basis of the shares of NEWBI Common Stock surrendered by such NEWBI shareholder in exchange therefor, decreased by the amount of cash received and increased by the amount of gain recognized in the exchange (Code Section 358(a)(1)); and

4.

Provided that the First Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then the holding period of the shares of Baylake Common Stock received by each NEWBI shareholder in the Merger will include the period during which the shares of NEWBI Common Stock surrendered in exchange therefor were held by such shareholder, provided such shares of NEWBI Common Stock were held as capital assets at the Effective Time (Code Section 1223(1)).

We express no opinion as to the tax treatment of the Merger under the provisions of any other sections of the Code or under any state, local or foreign tax laws which also may be applicable thereto or as to any other party in the Merger, nor do we express any opinion as to non-tax issues such as corporate law or securities law matters. In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions which are not specifically addressed herein. We express no opinion as to

Jeffrey Kleiman, President

New Bancshares, Inc.

whether the discussion contained in the Registration Statement under the heading “The Merger—Material U.S. federal income tax consequences of the merger” addresses all of the United States federal income tax consequences of the Merger that may be applicable to Baylake, NEWBI, or the holders of NEWBI common stock.

Our opinion represents our professional judgment as to the described federal income tax consequences of the Merger. Our opinion is based upon the Code, the Income Tax Regulations promulgated thereunder, and administrative and judicial determinations, all as of the date hereof and all of which are subject to change either prospectively or retroactively, and our knowledge of the facts as of the date hereof. If either (i) the relevant facts at the time of closing differ from those represented to us in the Representation Certificates or reflected in the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and our opinion may not be relied upon. In such event, we do not assume any responsibility to provide a revised opinion or other advice, and we assume no duty to communicate with you with respect to any matter that comes to our attention hereafter.

You should be aware that no ruling has been sought or obtained from the Internal Revenue Service as to the federal income tax consequences of any aspect of the Merger and that our opinion is not binding on the Service. You should also be aware that there can be no assurance, and none is hereby given, that the Service will not take a position contrary to the position reflected in our opinion, or that our opinion will be upheld by the courts if challenged by the Service.

We hereby consent to (i) the reference to our opinion in the Registration Statement, (ii) the filing of this letter as an exhibit to the Registration Statement, and (iii) the use of our name in the Registration Statement. In giving such consent, however, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Sincerely,

/s/ Wipfli LLP

Wipfli LLP